UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

FS KKR Capital Corp.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

302635206
(CUSIP Number)

Noah Greenhill, Esq.
 KKR Credit Advisors (US) LLC
30 Hudson Yards
New York, NY 10001
(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR FSK (Unlev) Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Alternative Assets L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR FSK Aggregator (Unlev) GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Credit Advisors (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR & Co. GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,489,253

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,489,253

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,489,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Alternative Assets Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Group Assets II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
980,587

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
980,587

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,469,840

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,469,840

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,469,840

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,469,840

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,469,840

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,469,840

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,469,840

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,469,840

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,469,840

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,469,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 302635206

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,469,840

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,469,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,469,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock,  $0.001 par value per share (the “Common Stock”), of FS KKR Capital Corp., a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	KKR FSK (Unlev) Aggregator L.P., a Delaware limited partnership;
ii.	KKR Alternative Assets L.P., a Delaware limited partnership;
iii.	KKR FSK Aggregator (Unlev) GP LLC, a Delaware limited liability company;
iv.	KKR Financial Holdings LLC, a Delaware limited liability company;
v.	KKR Credit Advisors (US) LLC, a Delaware limited liability company;
vi.	Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership;
vii.	KKR & Co. GP LLC, a Delaware limited liability company;
viii.	KKR Holdco LLC, a Delaware limited liability company;
ix.	KKR Alternative Assets Limited, a Cayman Islands exempted limited company;
x.	KKR Group Assets Holdings II L.P., a Delaware limited partnership;
xi.	KKR Group Assets II GP LLC, a Delaware limited liability company;
xii.	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
xiii.	KKR Group Holdings Corp., a Delaware corporation;
xiv.	KKR & Co. Inc., a Delaware corporation;
xv.	KKR Management LLP, a Delaware limited liability partnership;
xvi.	Henry R. Kravis, a United States citizen; and
xvii.	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xvii) are collectively referred to herein as the “Reporting Persons”).

As of the date hereof, KKR FSK (Unlev) Aggregator L.P. directly holds 17,489,253 shares of Common Stock of the Issuer and KKR Alternative Assets L.P. directly holds 980,587 shares of Common Stock of the Issuer.

KKR FSK Aggregator (Unlev) GP LLC is the general partner of KKR FSK (Unlev) Aggregator L.P.  KKR Financial Holdings LLC is the sole member of KKR FSK Aggregator (Unlev) GP LLC. KKR Credit Advisors (US) LLC acts as an investment advisor to KKR FSK (Unlev) Aggregator L.P.  Kohlberg Kravis Roberts & Co. L.P. is the holder of all of the outstanding equity interests in KKR Credit Advisors (US) LLC. KKR & Co. GP LLC is the general partner of Kohlberg Kravis Roberts & Co. L.P. KKR Holdco LLC is the sole member of KKR & Co. GP LLC. The sole member of each of KKR Financial Holdings LLC and KKR Holdco LLC is KKR Group Partnership L.P.

The general partner of KKR Alternative Assets L.P. is KKR Alternative Assets Limited. KKR Alternative Assets Limited is wholly owned by KKR Group Assets Holdings II L.P. The general partner of KKR Group Assets Holdings II L.P. is KKR Group Assets II GP LLC. The sole member of KKR Group Assets II GP LLC is KKR Group Partnership L.P.

KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Mr. Ryan Stork. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin and Stork is a United States citizen and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of KKR Credit Advisors (US) LLC is:

KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104

(c)  Each of KKR Financial Holdings LLC, KKR Holdco LLC,  KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. KKR FSK (Unlev)  Aggregator L.P. is principally engaged in the business of investing in securities. Each of KKR Alternative Assets L.P., KKR FSK  Aggregator (Unlev) GP LLC,  KKR Alternative Assets Limited, KKR Group Assets Holdings II L.P., KKR Group Assets II GP LLC, is principally engaged in the business of being the general partner or member of investment entities affiliated with KKR Group Partnership L.P. Kohlberg Kravis Roberts & Co. L.P. and KKR Credit Advisors (US) LLC  are principally engaged in the investment management business.  KKR GP LLC is principally engaged as the general partner of Kohlberg Kravis Roberts & Co. L.P.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

As of February 14, 2022, KKR FSK (Unlev) Aggregator L.P. purchased 10,540,124 of the shares reported herein for an aggregate purchase price of $203,133,236. The source of funds for such purchases was funds available to KKR FSK (Unlev) Aggregator L.P., including capital contributions from investors, and received an additional 6,949,129 shares of Common Stock as merger consideration for shares of common stock it previously owned in FS KKR Capital Corp. II, in a merger which was completed on June 16, 2021. KKR Alternative Asset L.P. received 980,587 shares of Common Stock as merger consideration for shares of common stock it previously owned in Corporate Capital Trust, Inc., in a merger which was completed on December 19, 2018.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof); dispose, or cause affiliates to dispose, of shares of Common Stock or other securities of the Issuer from time to time, and may continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer.

On December 9, 2021, KKR FSK Aggregator (UNLEV) L.P. entered into a Rule 10b5-1 purchase plan (the “10b5-1 Plan”) pursuant to which, over a period through August 31, 2022 or an earlier date at which all shares under the 10b5-1 Plan have been purchased, it may purchase up to $70,000,000 of shares of the Issuer’s outstanding Common Stock, subject to certain pricing limits and volume limits.  The amount and timing of any purchases, if any, may vary and will be determined based on market conditions, share price and other factors. The program will not require KKR FSK Aggregator (UNLEV) L.P. to purchase any specific number of shares of Common Stock or at all, and may be modified, suspended or terminated at any time without notice. As of February 14, 2022, there was approximately $27.7 million of purchases remaining under the 10b5-1 Plan.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the 10b5-1 Plan, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

FS/KKR Advisor, LLC (the “Adviser”) is the Issuer’s external manager and is responsible for, among other things, overseeing the management of the Issuer’s operations and for making investment decisions with respect to the Issuer’s portfolio, subject to oversight by the Issuer’s Board. The Adviser is an affiliate of the Reporting Persons. All of the Issuer’s officers and directors, other than the Issuer’s independent directors, are employees of KKR & Co. Inc. or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of 4:30 pm Eastern on February 14, 2022, the Reporting Persons beneficially own an aggregate of 18,469,840 Shares, representing 6.5% of the outstanding Shares.  The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 284,965,668 Shares outstanding as of November 5 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 8, 2021.

KKR FSK Aggregator (Unlev) GP LLC (as the general partner of KKR FSK (Unlev) Aggregator L.P.), KKR Financial Holdings LLC (as the sole member of KKR FSK Aggregator (Unlev) GP LLC), KKR Credit Advisors (US) LLC (as the investment advisor to KKR FSK (Unlev) Aggregator L.P.), Kohlberg Kravis Roberts & Co. L.P. (as the holder of all of the outstanding equity interests in KKR Credit Advisors (US) LLC), KKR & Co. GP LLC (as the general partner of Kohlberg Kravis Roberts & Co. L.P.), KKR Holdco LLC (as the sole member of KKR & Co. GP LLC), KKR Alternative Assets Limited (as the general partner of KKR Alternative Assets L.P.), KKR Group Assets Holding II L.P. (as the sole owner of KKR Alternative Assets Limited), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC and the sole member of KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Shares except as described herein.

(c) Except as set forth on Schedule 1 of this Schedule 13D, which presents information as of 4:30 pm Eastern on February 14, 2022, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the 60 calendar days preceding November 26, 2021 and from November 26, 2021 through the date of this filing.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons.
Exhibit B	Powers of Attorney.
Exhibit C	10b5-1/10b-18 Purchase Plan Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

KKR FSK (UNLEV) AGGREGATOR L.P.
By: KKR FSK Aggregator (Unlev) GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR ALTERNATIVE ASSETS L.P.
By: KKR Alternative Assets Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FSK AGGREGATOR (UNLEV) GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FINANCIAL HOLDINGS LLC
By: KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Executive Officer

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-Fact for Jeff Van Horn, Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:KKR & Co. GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR HOLDCO LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer and Treasurer

KKR ALTERNATIVE ASSETS LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP ASSETS HOLDINGS II L.P.
By: KKR Group Assets II GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP ASSETS II GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.
By: KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane Brown	Managing Partner of Flying Fish Partners

Matthew Cohler	Former General Partner of Benchmark

Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

John B. Hess	Chief Executive Officer of Hess Corporation

Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.

Schedule 1

Trading Data

Date	Number of Shares of Common Stock*	Average Price per Share	Price Range*
			Low	High
9/27/2021	44,600	$22.38	$ 22.25	$ 22.50
9/28/2021	45,140	$22.11	$ 21.90	$ 22.31
9/29/2021	44,850	$22.27	$ 22.01	$ 22.43
9/30/2021	44,684	$22.31	$ 22.15	$ 22.56
10/1/2021	44,244	$22.19	$ 22.01	$ 22.32
10/4/2021	44,883	$22.22	$ 22.04	$ 22.44
10/5/2021	44,440	$22.47	$ 22.24	$ 22.61
10/6/2021	44,450	$22.46	$ 22.27	$ 22.71
10/7/2021	29,134	$22.81	$ 22.80	$ 22.81
10/8/2021	11,733	$22.81	$ 22.76	$ 22.81
10/11/2021	1,600	$22.81	$ 22.81	$ 22.81
10/12/2021	710	$22.80	$ 22.79	$ 22.81
10/14/2021	13,210	$22.81	$ 22.81	$ 22.81
10/18/2021	3,100	$22.78	$ 22.74	$ 22.81
10/21/2021	43,900	$22.76	$ 22.64	$ 22.81
10/22/2021	43,877	$22.71	$ 22.63	$ 22.81
10/25/2021	44,301	$22.51	$ 22.39	$ 22.66
10/26/2021	44,630	$22.38	$ 22.24	$ 22.57
10/27/2021	45,006	$22.09	$ 21.96	$ 22.23
10/28/2021	45,340	$22.03	$ 21.96	$ 22.12
10/29/2021	44,183	$22.03	$ 21.91	$ 22.26
11/1/2021	46,124	$21.65	$ 21.47	$ 22.01
11/2/2021	67,718	$21.42	$ 21.32	$ 21.58
11/3/2021	46,106	$21.59	$ 21.47	$ 21.74
11/4/2021	86,169	$21.39	$ 21.28	$ 21.57
11/5/2021	45,940	$21.74	$ 21.61	$ 22.00
11/8/2021	46,100	$21.65	$ 21.56	$ 21.83
11/9/2021	45,410	$21.86	$ 21.71	$ 22.29
11/10/2021	45,897	$21.75	$ 21.57	$ 21.85
11/11/2021	45,800	$21.81	$ 21.75	$ 21.96
11/12/2021	45,750	$21.83	$ 21.75	$ 21.90
11/15/2021	45,900	$21.72	$ 21.52	$ 21.96
11/16/2021	93,138	$21.41	$ 21.28	$ 21.62
11/17/2021	93,545	$21.34	$ 21.25	$ 21.44
11/18/2021	92,936	$21.46	$ 21.38	$ 21.64
11/19/2021	94,500	$21.12	$ 21.00	$ 21.37
11/22/2021	93,515	$21.36	$ 21.26	$ 21.43
11/23/2021	93,240	$21.43	$ 21.28	$ 21.53
11/24/2021	92,658	$21.56	$ 21.43	$ 21.66
11/26/2021	94,607	$21.11	$ 20.94	$ 21.30
11/29/2021	92,612	$21.38	$ 21.21	$ 21.49
11/30/2021	94,948	$21.02	$ 20.92	$ 21.25
12/1/2021	94,560	$21.12	$ 20.79	$ 21.37
12/2/2021	94,440	$21.14	$ 20.85	$ 21.30
12/3/2021	94,510	$21.13	$ 20.99	$ 21.26
12/6/2021	93,698	$21.29	$ 21.07	$ 21.42
12/7/2021	92,500	$21.56	$ 21.41	$ 21.65
12/8/2021	92,200	$21.65	$ 21.56	$ 21.73
12/9/2021	92,465	$21.54	$ 21.47	$ 21.66
12/10/2021	93,000	$21.46	$ 21.36	$ 21.65

Date	Number of Shares of Common Stock*	Average Price per Share	Price Range*
			Low	High
12/13/2021	93,800	$21.28	$ 21.16	$ 21.42
12/14/2021	105,003	$20.29	$ 20.13	$ 20.62
12/15/2021	123,800	$20.12	$ 20.00	$ 20.20
12/16/2021	122,800	$20.31	$ 20.11	$ 20.45
12/17/2021	124,300	$20.08	$ 19.85	$ 20.17
12/20/2021	125,741	$19.83	$ 19.72	$ 19.95
12/21/2021	123,000	$20.27	$ 20.02	$ 20.36
12/22/2021	121,916	$20.37	$ 20.14	$ 20.46
12/23/2021	97,000	$20.59	$ 20.39	$ 20.68
12/27/2021	96,200	$20.74	$ 20.61	$ 20.80
12/28/2021	95,800	$20.85	$ 20.73	$ 20.94
12/29/2021	95,700	$20.85	$ 20.72	$ 20.94
12/30/2021	20,349	$20.94	$ 20.83	$ 21.10
12/31/2021	95,318	$20.96	$ 20.89	$ 21.08
1/3/2022	94,400	$21.16	$ 21.07	$ 21.24
1/4/2022	92,650	$21.56	$ 21.34	$ 21.71
1/5/2022	92,205	$21.66	$ 21.44	$ 21.86
1/6/2022	92,391	$21.61	$ 21.52	$ 21.75
1/7/2022	57,982	$21.71	$ 21.57	$ 21.80
1/10/2022	53,200	$21.77	$ 21.71	$ 22.05
1/11/2022	45,100	$22.12	$ 21.82	$ 22.41
1/12/2022	44,050	$22.68	$ 22.54	$ 22.84
1/13/2022	44,400	$22.49	$ 22.43	$ 22.61
1/14/2022	44,422	$22.44	$ 22.21	$ 22.60
1/18/2022	44,490	$22.45	$ 22.29	$ 22.63
1/19/2022	44,800	$22.29	$ 22.19	$ 22.40
1/20/2022	45,020	$22.19	$ 22.00	$ 22.30
1/21/2022	92,300	$21.63	$ 21.45	$ 21.93
1/24/2022	95,800	$20.83	$ 20.39	$ 21.34
1/25/2022	90,888	$21.44	$ 20.93	$ 21.75
1/26/2022	91,750	$21.78	$ 21.59	$ 22.10
1/27/2022	91,730	$21.78	$ 21.63	$ 22.03
1/28/2022	91,804	$21.61	$ 21.45	$ 21.74
1/31/2022	45,700	$21.77	$ 21.59	$ 21.90
2/1/2022	45,150	$22.09	$ 21.88	$ 22.21
2/2/2022	44,900	$22.20	$ 22.09	$ 22.35
2/3/2022	44,900	$22.24	$ 22.10	$ 22.31
2/4/2022	44,770	$22.29	$ 22.10	$ 22.49
2/7/2022	44,400	$22.42	$ 22.34	$ 22.55
2/8/2022	44,550	$22.42	$ 22.30	$ 22.49
2/9/2022	44,280	$22.55	$ 22.38	$ 22.67
2/10/2022	44,530	$22.43	$ 22.20	$ 22.59
2/11/2022	45,028	$22.16	$ 21.82	$ 22.37
2/14/2022	45,770	$21.80	$ 21.71	$ 21.98

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). KKR FSK (Unlev) Aggregator L.P. undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.